Exhibit 99.3

Rights Offering to Holders of

Tata Motors Limited

American Depositary Shares

April 10, 2015

To	Our Clients who are Beneficial Owners of
American Depositary Shares of
Tata Motors Limited

Tata Motors Limited (the “Company”) is distributing to (i)holders of Ordinary Shares and ‘A’ Ordinary Shares rights to subscribe for new Ordinary Shares and new ‘A’ Ordinary Shares, as applicable (referred to herein as the “share rights”), and (ii) holders of its American Depositary Shares (the “ADSs”) rights to subscribe for new ADSs (the “ADS rights”). The Prospectus, dated March 30, 2015, together with a Prospectus Supplement, dated March 30, 2015 (collectively, the “Prospectus”), is available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission at the website www.sec.gov/edgar.shtml. Copies of the Prospectus are available upon request from the Information Agent, Georgeson Inc., by phone at (866) 821-2550 (U.S. toll free). In addition, please find the attached Subscription/Sale Instructions for ADS Rights, which must be completed by you in order to direct the exercise or the sale of your ADS rights. The Company has made arrangements with Citibank, N.A., as ADS rights agent for the ADSs, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on April 7, 2015 (the “ADS record date”) upon the terms set forth in the Prospectus. Your prompt attention is requested, as the ADS subscription period expires at 2:15 p.m. (New York City time) on April 27, 2015 (the “ADS rights expiration date”).

ADS RIGHTS NOT EXERCISED PRIOR TO 2:15 P.M. (NEW YORK CITY TIME) ON APRIL 27, 2015 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of your ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

You will receive 0.055045 ADS right for every ADS you hold on the ADS record date. One (1) ADS right will entitle you to subscribe for one (1) new ADS. To validly subscribe for new ADSs, you will need to deliver to the ADS rights agent US$ 39.42 for each new ADS you wish to subscribe for, which is 110% of the U.S. dollar equivalent of the share subscription price in Indian Rupees for five (5) Ordinary Shares (as each ADS represents five (5) Ordinary Shares), based on the exchange rate between the U.S. dollar and the Indian rupee as published by Bloomberg L.P. as the opening exchange rate at 7:29 a.m., New York City time, on March 27th, 2015, in order to account for possible exchange rate fluctuation, any currency conversion expenses and issuance fees of US$0.05 per new ADS issued. The final ADS subscription price will be the U.S. dollar equivalent of the Ordinary Share subscription price (adjusted to reflect the ADS-to-Ordinary Share ratio) based on the exchange rate between the U.S. dollar and the Indian rupee on or about April 29, 2015, plus currency conversion expenses and ADS issuance fees (the “final ADS subscription price”). If the amount you pay is more than the final ADS subscription price, the ADS right agent will refund to you such aggregate excess without interest. If the amount you pay to subscribe each new ADS is insufficient to pay the final ADS subscription price, the ADS rights agent will pay the amount of the shortfall of the final ADS subscription price to the Company on your behalf, and you will need to reimburse to the ADS rights agent for such shortfall prior to your receiving any new ADSs. The ADS rights agent may sell all or a portion of the new ADSs in an amount sufficient to pay any shortfall that is not paid within 14 calendar days of notice of the deficiency. In addition, to the extent that the shortfall of the amount you pay to subscribe each new ADS below the final ADS subscription price exceeds 20% of the final ADS subscription price, the ADS rights agent may reduce pro-rata the amount of new Ordinary Shares for which it subscribes, which will reduce the number of new ADSs that will be available for delivery to you. Please refer to the Prospectus for a description of the actions to be taken if the amount you pay to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price.

Excess Applications

All ADSs not taken up in terms of the offering of ADS rights will be available for allocation to holders of ADS rights who wish to apply for a greater number of ADSs than the ADSs they can subscribe for upon exercise of their ADS rights, subject to a maximum amount determined by the following formula following the expiry of the ADS subscription period:

[Maximum number of ADSs that may be subscribed by all ADS rights holders (without giving effect to excess applications)]

minus

[Number of ADSs subscribed by ADS rights holders (without giving effect to excess applications)].

In order to apply for excess ADSs, you must first exercise in full the ADS rights you hold. Subject to the ADS rights not being fully subscribed, you will be allocated additional ADSs on a proportionate basis (based on the number of ADS rights validly exercised). If the number of excess ADSs is insufficient to satisfy your excess application in full, the deposit amount relating to any excess ADSs not delivered to you will be returned to you in U.S. dollars without interest. Excess applications must be made together with initial subscriptions for ADSs. Any fractional excess ADSs will be rounded down to the nearest whole number, will not be issued and will lapse without compensation.

Guaranteed Delivery Procedures

If, as an ADS rights holder, you wish to subscribe for offered ADSs (including any excess ADSs) but time will not permit your ADS rights to reach the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received from your broker, bank or nominee a properly completed and signed notice of guaranteed delivery. The ADS rights agent must also receive payment in full of the deposit amount on or before the ADS rights expiration date. The notice of guaranteed delivery must irrevocably guarantee that the ADS rights will be delivered to the ADS rights agent before 2:15 p.m., New York City time, on the third NYSE trading day following the date of execution of the notice of guaranteed delivery.

If the ADS rights are not delivered before 2:15 p.m., New York City time, on the third NYSE trading day following the date of execution of the notice of guaranteed delivery, the ADS rights agent will refund to you the total deposit amount you paid to the ADS rights agent, without interest, after deducting any loss and expenses it incurred from the failed guaranteed delivery.

To exercise ADS rights pursuant to a notice of guaranteed delivery, please contact your broker, bank or nominee.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS rights

The ADS rights will be admitted for trading on the New York Stock Exchange. If you wish to sell any ADS rights, you may direct us to sell your ADS rights or to instruct the ADS rights agent to sell any such ADS rights by so indicating on the enclosed Subscription/Sale Instructions for ADS Rights and delivering the signed and completed Subscription/Sale Instructions for ADS Rights to us in time to enable us to instruct the ADS rights agent before 5:00 p.m. (New York City time) on April 23, 2015. The ADS rights agent will charge a customary fee (up to US$0.02 per ADS right sold), taxes and expenses for selling ADS rights. The proceeds of any ADS rights sold (after deduction of applicable fees, taxes and expenses) will be remitted to you after the ADS rights expiration date. The net sale proceeds that you are entitled to for your ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. Neither the Company nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

The exercise of your ADS rights may be made only by us pursuant to your instructions. In the absence of proper instructions from you to exercise your ADS rights, together with the required payment, we will not exercise your ADS rights and your ADS rights will lapse. Accordingly, your prompt attention is requested. If you wish for us to exercise your ADS rights or arrange for the sale of your ADS rights pursuant to the terms and subject to the conditions set forth in the Prospectus, please complete, execute and deliver to us the Subscription/Sale Instructions for ADS Rights provided herewith, along with payment in the correct amount for the new ADSs you wish to subscribe for pursuant to your ADS rights (including excess ADSs, if any). If you have questions regarding the ADS rights offering, please contact us.

TATA MOTORS LIMITED

SUBSCRIPTION/SALE INSTRUCTIONS FOR ADS RIGHTS

The undersigned beneficial owner (the “Beneficial Owner”) of             ADS rights of Tata Motors Limited hereby provides to you the following instructions in connection with the offering of new ADSs:

1.	Please exercise ADS rights held for our account as follows (1 ADS right = 1 new ADS):

	X	US$39.42 = US$
(no. of new ADSs subscribed)

2.	Please apply for excess ADSs as follows:

	X	US$$39.42 = US$
(no. of excess ADSs subscribed)

3.	Please sell or direct the ADS rights agent to sell all ADS rights held for our account. (Please mark box) ☐

4.	Please sell or direct the ADS rights agent to sell ADS rights held for our account and subscribe for new ADSs as indicated in (1) above. (Please mark box) ☐

I hereby confirm that I am a resident of             and that subscription or sale of the ADS rights by me does not violate any applicable laws.

Name:	Address:
Signature:

Printed names (if signatory is not the Beneficial Owner):	Telephone Number:

Title or Capacity (if signatory is not the Beneficial Owner):	Tax ID or Social Security Number:

Date Executed:

THIS FORM MUST BE RETURNED, ALONG WITH PAYMENT FOR THE TOTAL U.S. DOLLAR AMOUNT DUE UNDER (1) AND (2) ABOVE, TO THE BENEFICIAL OWNER’S BANK OR BROKER AND NOT TO CITIBANK, N.A. WITH SUFFICIENT TIME FOR THE BENEFICIAL OWNER’S BANK OR BROKER TO INSTRUCT THE ADS RIGHTS AGENT TO EXECUTE THE ABOVE TRANSACTIONS PRIOR TO THE ADS RIGHTS EXPIRATION DATE (FOR SUBSCRIPTIONS, AND SUCH OTHER DATES AND TIMES REFERRED TO ABOVE FOR OTHER PURPOSES).